UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)

eLong, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

290138205
(CUSIP Number)

TCH Sapphire Limited c/o Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138205	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TCH Sapphire Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%***
14	TYPE OF REPORTING PERSON OO

* Represents 6,031,500 ordinary shares, par value $0.01 (“Ordinary Shares”) held by the reporting person.

** See Item 5.

*** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares and 33,589,204 high-vote ordinary shares, par value US$0.01 per share (“High-Vote Ordinary Shares”), as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%***
14	TYPE OF REPORTING PERSON HC

* Represents 6,031,500 Ordinary Shares held by TCH Sapphire Limited. TCH Sapphire Limited is a wholly owned subsidiary of the reporting person.

** See Item 5.

*** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares, as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on May 26, 2011 (the “Original Schedule 13D”), as previously amended and supplemented by an amendment to the Original Schedule 13D filed on August 4, 2015 (the “Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Statement”).  Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D or Amendment No. 1, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

This Amendment No. 2 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

The descriptions of the principal terms of the Consortium Agreement (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On September 18, 2015, TCH entered into a consortium agreement (the “Consortium Agreement”) with C-Travel International Limited (“C-Travel”) and Ocean Imagination L.P. (“Ocean Imagination” and, together with TCH and C-Travel, the “Consortium Members”), pursuant to which the Consortium Members will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer, as contemplated by the Proposal.

The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Issuer, including conducting due diligence of the Issuer and its business; (b) discussions regarding the Transaction and the Issuer; (c) negotiations of the terms of definitive documentation in connection with the Transaction; and (d) engagement of advisors.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Consortium Members and/or the Issuer being unable to reach agreement on the terms of the Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Consortium Members have agreed to deal exclusively with each other with respect to the Transaction.

References to the Consortium Agreement in this Statement are qualified in their entirety by reference to the Consortium Agreement, a copy of which is attached hereto as Exhibit 5, and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby replaced with the following:

The percentage of Ordinary Shares reported as owned by each Reporting Person is based upon a total of 38,301,458 Ordinary Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 13, 2015.

In addition to its ownership of the Ordinary Shares, TCH is the record and beneficial owner of, and has, with Tencent, shared voting and dispositive power with respect to, 5,038,500 High-Vote Ordinary Shares, each of which is entitled to 15 votes.  Each Ordinary Share of the Issuer is entitled to one vote.  The High-Vote Ordinary Shares and the Ordinary Shares generally vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, including the election of the members of the Board of Directors.  As a result, the 5,038,500 High-Vote Ordinary Shares plus the Subject Shares represent approximately 15% of the voting power of all issued and outstanding shares of capital stock of the Issuer. The High-Vote Ordinary Shares are not reportable on this Statement pursuant to Sections 13(d) and (g) under the Exchange Act.

The Reporting Persons may be deemed to be members of a “group” with the other Consortium Members who are not Reporting Persons under this Statement pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement.  However, each Reporting Person expressly disclaims membership in and the existence of any such

CUSIP No. 290138205	SCHEDULE 13D	Page 5 of 7

“group” and the beneficial ownership of the Ordinary Shares beneficially owned by any other reporting person(s) or the other Consortium Members.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by any other reporting person(s) or the other Consortium Members or the existence of any such “group”.  The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or the other Consortium Members.

As set forth in the Consortium Agreement, C-Travel beneficially owns 11,131,942 Ordinary Shares and 16,634,711 High-Vote Ordinary Shares, which represent 39.6% of the Issuer’s outstanding Ordinary Shares and High-Vote Ordinary Shares.

As set forth in the Consortium Agreement, Ocean Imagination beneficially owns 6,185,649 Ordinary Shares and 10,213,708 High-Vote Ordinary Shares, which represent 22.8% of the Issuer’s outstanding Ordinary Shares and High-Vote Ordinary Shares.

(A) TCH

(a)	As of close of business on September 18, 2015, TCH directly and beneficially owns 6,031,500 Ordinary Shares.

Percentage: Approximately 15.7% of Ordinary Shares.

(b)	1. Sole power to vote or direct vote: None
2.	Shared power to vote or direct vote: 6,031,500
3.	Sole power to dispose or direct the disposition: None
4.	Shared power to dispose or direct the disposition: 6,031,500

(c)    There have been no transactions in the Ordinary Shares by TCH during the past sixty days.

(B) Tencent

(a)    Tencent, as the sole member of TCH, has the power to direct the voting and disposition of the Ordinary Shares that TCH beneficially owns, and accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares directly beneficially owned by TCH.

Percentage: Approximately 15.7% of Ordinary Shares.

(b)	1. Sole power to vote or direct vote: None
2.	Shared power to vote or direct vote: 6,031,500
3.	Sole power to dispose or direct the disposition: None
4.	Shared power to dispose or direct the disposition: 6,031,500

(c)    Tencent has not entered into any transactions in the Ordinary Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

In connection with the Transaction, an Affiliate of the Reporting Persons entered into a confidentiality agreement with the Issuer, pursuant to which the Reporting Persons agreed to, amongst other things, certain customary standstill provisions during the twelve (12) month period commencing on September 21, 2015.

The descriptions of the principal terms of the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

CUSIP No. 290138205	SCHEDULE 13D	Page 6 of 7

Item 7. Material to be Filed as Exhibits

Exhibit 1:
Joint Filing Agreement dated as of May 26, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on May 26, 2011).

Exhibit 2:
Share Purchase Agreement dated as of May 16, 2011 by and between eLong, Inc. and TCH Sapphire Limited (incorporated by reference to Exhibit 2 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on May 26, 2011).

Exhibit 3:
Investor Rights Agreement dated as of May 16, 2011 by and among eLong, Inc., TCH Sapphire Limited and Expedia Asia Pacific-Alpha Limited (incorporated by reference to Exhibit 3 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on May 26, 2011).

Exhibit 4:
Proposal Letter dated August 3, 2015 from Tencent Holdings Limited to the board of directors of eLong, Inc. (incorporated by reference to Exhibit 4 to the Amendment No.1, filed with the Commission by the Reporting Persons on August 4, 2015).

Exhibit 5:	Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P.

CUSIP No. 290138205	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2015

TCH SAPPHIRE LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Chief Strategy Officer